August 19, 2022 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Ladies and Gentlemen: We have read Item 4.01 of Form 8-K dated August 19, 2022, of Digital Media Solutions, Inc. and are in agreement with the statements contained in section (a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein. Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in section (a), paragraph two, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audits of the registrant's 2020 and 2021 financial statements. /s/ Ernst & Young LLP